UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IBEX Limited

(Name of Issuer)

Common Shares, par value $0.000111650536 per share

(Title of Class of Securities)

G4690M101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G4690M101	Page 2 of 5

1. Names of Reporting Persons. Muhammad Ziaullah Khan Chishti
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
5. Sole Voting Power 1,438,160(1)
Number of Shares Beneficially	6. Shared Voting Power
Owned by Each Reporting	0
7. Sole Dispositive Power
Person With:	1,438,160(1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,160(1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.9%(2)
12. Type of Reporting Person IN

(1)	Includes 24,486 Common Shares (as defined in Item 2(d) below) of IBEX Limited (the “Company”) held by Redcourt, LLC. The reporting person is the sole member of Redcourt, LLC. By virtue of his ownership of Redcourt, LLC, the reporting person has sole and dispositive power over the Common Shares held by Redcourt, LLC. The reporting person disclaims beneficial ownership of the securities held by Redcourt, LLC, except to the extent of his pecuniary interest therein.

(2)	Based on 18,246,391 Common Shares outstanding as of June 30, 2022, as reported in the Company’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on October 4, 2022.

ITEM 1.

(a)	Name of Issuer: IBEX Limited

(b)	Address of Issuer's Principal Executive Offices: Crawford House, 50 Cedar Ave, Hamilton HM11, Bermuda

ITEM 2.

(a)	Name of Person Filing: Muhammad Ziaullah Khan Chishti

(b)	Address of Principal Business Office, or if None, Residence: 105 Paseo Concepcion de Gilberto Gracia, Harbor Plaza 801, San Juan, PR 00901

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Shares, par value $0.000111650536 per share (“Common Shares”)

(e)	CUSIP Number: G4690M101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,438,160

(b)	Percent of class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 1,438,160

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,438,160

(iv)	Shared power to dispose or to direct the disposition of 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2023

(Date)

 /s/ Muhammad Ziaullah K. Chishti

(Signature)

SELF

(Name/Title)